Exhibit 99.1

Voss Capital, L.P.

3773 Richmond Ave. Suite #500

Houston, TX 77046

Board of Directors

Xponential Fitness, Inc.

17877 Von Karman Ave, Suite 100

Irvine, California 92614

March 4th, 2026

The Time Has Come to Engage Financial Advisors to Explore a Sale of Xponential Fitness, Inc.

Dear Members of the Board of Directors,

We write to you as Xponential Fitness, Inc.’s (“XPOF” or the “Company”) largest shareholder, beneficially owning approximately 19.3% of XPOF’s (NYSE: XPOF) outstanding Class A common stock. We have been shareholders for several years and have always maintained the belief that Club Pilates — now with 1,414 global studios, seven times bigger than the next closest competitor, and sporting nearly $1 million AUVs — is one of the most valuable and competitively entrenched franchise assets in the consumer wellness space. We also believe the public market valuation of XPOF stock has been a profound and persistent misrepresentation of that value.

We are therefore writing to respectfully but firmly urge the Company’s board of directors (the “Board”) to immediately retain independent financial advisors to conduct a formal exploration of strategic alternatives, including a sale of the entire Company. We believe the Board and Chairman understand the situation clearly — and we are writing to make plain that, as a 19% shareholder, we expect action to follow from that understanding.

Club Pilates Alone Is Worth More Than the Current Enterprise Value

Club Pilates generated $102 million in EBITDA in 2024 on a standalone basis, as disclosed at the Company’s 2025 Analyst Day. Since then, Club Pilates has grown same-store sales 3%, grown North American system-wide sales 19%, opened 220 new studios, and sold 140 new licenses. However, the entire Company’s 2026 Adjusted EBITDA guidance midpoint is only $105 million — suggesting Club Pilates standalone now generates more in earnings than the Company as a whole with its four other brands and current corporate structure.

The Company carries over $500 million of expensive debt against $105 million 2026 EBITDA— approximately 5x net leverage — and faces $55 million in annual interest expense that consumes the majority of its unlevered free cash flow. After the legal settlements, capital expenditures and interest, the equity holders of XPOF receive very little of the cash the business generates. A sale could resolve this potential structural trap as Club Pilates royalties could likely be securitized at an interest rate 400 – 600 basis points lower than the current rate the Company is paying.

In our view, Club Pilates alone — even assuming a conservative private market multiple for what is a category-leading franchise business — is worth far more than the entire enterprise value ascribed by the public market. Given Club Pilates’ unmatched scale, healthy franchisee base, new unit pipeline visibility, and long unit growth runway, it is reasonable to suspect a sale of the brand could be worth multiples of the current equity value, even after netting all corporate level debt.

Crucially, this math implies the remainder of the portfolio, including Pure Barre, and YogaSix, both solid brands with positive SSS, are being assigned negative value by the public market. In reality, we believe strategic or financial buyers would almost certainly assign value to at least some of those brands as well. But even if we assume the non-Club Pilates brands net to zero value, which we don’t believe is the case, the sum-of-the-parts case for a sale has rarely been more compelling.

The Standalone Path Is Not Creating Shareholder Value

We have listened to management’s 2026 strategic priorities — driving marketing improvements, deploying the field operations team, updating digital platforms, piloting new pricing, and executing a Club Pilates studio refresh. These very well could be the right initiatives, but we are deeply skeptical that executing these initiatives as a public company — burdened by tens of millions in estimated unallocated corporate overhead, $55 million in annual interest expense, ongoing legal settlement payments, and the distraction of quarterly reporting where the market is now myopically focused on Club Pilates same-store sales — is the optimal structure for realizing the Company’s full potential.

In the meantime, public shareholders continue to bear the full cost of that overhead, leverage and ongoing distractions. A private owner — strategic or financial — could invest through the current SSS softness at Club Pilates with a longer time horizon, rationalize the corporate cost structure, finance Club Pilates as a standalone brand, and capture the full value of the franchise royalty stream without the constraints and costs of public company infrastructure.

Despite the value the Company has built with Club Pilates, when public market investors look at XPOF they see a different story: revenue expected to decline 16% in 2026, net studio openings down 20% at the midpoint, with ~30% of North American license obligations still more than 12 months behind schedule, an 11% interest rate, poor levered FCF conversion, constant regulatory investigations and years of fines and lawsuit settlements. These are clearly not the markers of a business that is poised for a re-rating in the public market anytime soon, if ever.

The Market Has Spoken — and the Board Should Act

The market has had ample time to re-rate this stock. It has not done so and we do not believe it will, absent a hard catalyst. The multi-brand portfolio structure creates persistent complexity and has only resulted in steady multiple compression. The legal and operational overhangs, while now finally resolving, have created narrative scar tissue that is difficult to rehabilitate in the public markets.

Club Pilates’ negative SSS in Q4 2025 — even if largely technical in nature, driven by tough year-over-year comparisons and capacity constraints at studios already operating near $1 million AUVs rather than any underlying demand deterioration — appears to be being used by the market to extrapolate a far worse business outcome than franchisee-level economics suggest.

We firmly believe that a well-run, credible sale process, led by reputable advisors with full access to the Company’s franchisee-level unit economics, new studio ramp data, and international expansion pipeline, would likely surface buyer interest at a price that the public market is simply unwilling to assign to XPOF on a standalone basis.

Our Request

We respectfully request that the Board take the following concrete steps without delay:

1. Immediately retain independent financial advisors with demonstrated expertise in consumer, franchise and fitness transactions to formally evaluate strategic alternatives, including a sale of the Company.

2. Form a committee of independent directors to oversee this process with an unambiguous mandate to maximize value for common shareholders.

We are not asking the Board to predetermine an outcome, but we are asking for a genuine fulsome and rigorously conducted process.

Club Pilates is a generational fitness franchise asset. The Board’s fiduciary obligation is to ensure its shareholders receive full, fair value for it — and for the portfolio of top-tier fitness brands that surround it. In our view, a sale process is the most reliable, and likely only, path to achieving that outcome. We look forward to your prompt response.

Respectfully,

Voss Capital